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                                                                    Exhibit 20.1


                                 NOTICE OF MERGER
                                        OF
                                  LUMINENT, INC.
                                  WITH AND INTO
                               MRV MERGER SUB CORP.

  To the former stockholders of Luminent, Inc.

     Please take notice that, pursuant to Section 253 of the General Corporation Law of the State of Delaware, the previously announced short-form merger of Luminent, Inc., a Delaware corporation, with and into MRV Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of MRV Communications, Inc. became effective on December 28, 2001. Under applicable Delaware law, the Merger was approved by the Boards of Directors of MRV and MRV Merger Sub and no action was required by the board of directors or stockholders of Luminent for the merger to become effective.

     Upon consummation of the merger, MRV Merger Sub became the surviving corporation and the corporate existence of Luminent ceased. Each outstanding share of Luminent common stock, $0.001 par value per share (except for shares held by MRV Merger Sub, which were cancelled, and shares held by Luminent stockholders who perfect their statutory appraisal rights under Delaware law), was converted in the merger. Former Luminent stockholders whose shares were converted are entitled to receive 0.43 of share of MRV common stock, $0.0017 par value, for each share of Luminent common stock owned at the time of the merger.

     To receive certificates representing shares of MRV common stock issued in the merger, former Luminent stockholders must complete and execute the enclosed Letter of Transmittal and deliver their certificates representing Luminent common stock and the Letter of Transmittal to American Stock Transfer and Trust Company, the exchange agent, either in person or by mail at the following addresses:

                By Mail:                                   By Hand:
American Stock Transfer and Trust Company  American Stock Transfer and Trust Company
             59 Maiden Lane                             59 Maiden Lane
        New York, New York 10038                   New York, New York 10038

     Section 262 of the General Corporation Law of the State of Delaware provides a procedure by which former holders of record Luminent common stock who do not wish to accept the shares of MRV common stock to which they are entitled under the terms of the merger may seek a judicial appraisal of the fair value of any or all of their Luminent common stock, exclusive of any element of value arising from the expectation or accomplishment of the merger. This procedure is summarized in the accompanying prospectus and the full text of Section 262 of the General Corporation Law of the State of Delaware is attached as Annex A to the accompanying prospectus.

                                          Sincerely yours,
                                          MRV Merger Sub Corp.

                                          /s/ NOAM LOTAN
                                          Noam Lotan,
                                          President

January 7, 2002